[BFA Letterhead]

December 21, 2012

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE:	iShares, Inc.
(Securities Act File No. 33-97598;
Investment Company Act File No. 811-09102)
Post-Effective Amendment No. 267

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, iShares, Inc. (the “Registrant”) and BlackRock Investments, LLC, the Registrant’s distributor, hereby respectfully request acceleration of its Registration Statement on Form N-1A, post-effective amendment no. 267 to be filed on December 26, 2012 relating to the iShares MSCI Belgium Capped Investable Market Index Fund, formerly known as iShares MSCI Belgium Investable Market Index Fund (the “Fund”), a series of the Registrant, so that it will become effective on December 27, 2012, or as soon thereafter as practicable.

We request that we be notified of such effectiveness by a telephone call to Benjamin Haskin of Willkie Farr & Gallagher LLP at (202) 303-1124.

The Registrant hereby acknowledges that, if the Securities and Exchange Commission (or its staff, acting pursuant to delegated authority) (the “Commission”) declares the filing effective, such action:

(i)	does not foreclose the Commission from taking any action with respect to the filing;

(ii)	does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(iii)	may not be asserted by the Registrant as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very Truly Yours,

iShares, Inc.

By:	/s/ Jack Gee
Jack Gee
Treasurer and Chief Financial Officer

BlackRock Investments, LLC

By:	/s/ Daniel Adams
Daniel Adams
Vice President